

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Ricky Ling Fung Sung
Chief Executive Officer
Monkey Tree Investment Ltd
Suite 2514, 25/F, 1111 King's Road
Taikoo Shing, Hong Kong

> **Re: Monkey Tree Investment Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted July 7, 2025**
> **CIK No. 0002070261**

Dear Ricky Ling Fung Sung:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 7, 2025

Cover Page

1. We note your statement that "Monkey Tree and Fisgard have not distributed any cash dividends or made any other cash distributions." Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, we note your disclosure that "[o]ur HK Subsidiaries did not adopt and do not maintain any cash management policies and procedures as of the date of this prospectus." Please clarify whether you have cash management policies that dictate how funds are transferred. Please include similar disclosure in the Prospectus Summary as well.

Prospectus Summary, page 1

2.   We note your statement that "[a]lthough Monkey Tree HK is not part of our Company, we are licensed by Monkey Tree HK to use the 'Monkey Tree' brand in the course of our business." Please clearly state here, and in the Business section, whether you have any operations and decision-making authority outside of what you license from Monkey Tree HK. In this light, we note your disclosure on page 24 that "the locations of our language learning centers have to be approved by Monkey Tree HK" and "[w]e rely on Monkey Tree HK to design and develop our curricula and provide us with teaching materials, educational materials and ancillary products." Please disclose the potential effects on your business and securities if Monkey Tree HK terminates your licenses/franchises. Please revise to update your risk factor disclosure as well.

3.   Where you note your revenue for the years ended March 31, 2024, and 2025, please revise to also include your indebtedness for those periods, which we note was approximately $2,142,899 and $1,759,784, as of March 31, 2024, and 2025, respectively.

Corporate History and Structure, page 3

4.   Please revise your structure chart on pages 4 and 70 to reflect each of your subsidiaries, including Monkey Tree HK, Panda Garden Language Learning Ltd., and Canadian Bookstore Ltd. In this regard, we note your disclosure reflecting that these entities are each "[f]ellow subsidiary with common parent company." Additionally, please state the current ownership and voting rights percentages in Monkey Tree Investment Limited (Cayman Islands).

Permission Required from Hong Kong and PRC Authorities, page 13

5.   We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding your permissions and approvals, including to operate your business and offer securities to investors. We also note your statements that you "do not believe [you] are obligated to apply for a cybersecurity review pursuant to the revised CRM," and that you "believe that [you] are not subject to the CSRC Filing Rules." If true, state as much and explain why such an opinion was not obtained.

Risk Factors
Risks Related to Our Business and the Industry
Our Success depends significantly on the market recognition . . ., page 21

6.   We note your statement that "[t]here are other franchisees operating under the 'Monkey Tree' brand, and Monkey Tree HK may also operate other language learning centers or carry out business operations under the 'Monkey Tree' brand. As the 'Monkey Tree' brand continues to grow in size, extends geographic reach, and with different operators operating under the 'Monkey Tree' brand, we cannot assure you that customer confidence in the 'Monkey Tree' brand will not diminish." Please revise to state, if true, that the other franchisees are ultimately controlled by your Chief Executive Officer, who also owns and/or controls Monkey Tree HK.

<u>Our business is subject to an extensive and strict regulatory regime . . ., page 23</u>

7.   We note your statement that "[a]lthough, during the years ended March 31, 2024 and 2025, and up to the date of this prospectus, we have not been found non-compliant with such applicable laws and regulations, there is no assurance that we will be compliant in the future." Please revise to clearly state whether any permissions or approvals have been denied.

<u>Risks Related to Doing Business in Hong Kong</u>
<u>Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, . . ., page 42</u>

8.   We note your disclosure on page 44 that "[o]ur current auditor is based in the United States and has been inspected by the PCAOB on a regular basis." However, according to your disclosure elsewhere in the draft registration statement, it appears that your auditor is OneStop Assurance PAC, headquartered in Singapore. Please revise for consistency.

<u>Risks Related to Our Class A Ordinary Shares</u>
<u>Monkey Tree has a dual-class share capital structure and Mr. Sung will have the ability to control or significantly influence . . ., page 50</u>

9.   We note your reference on page 51 to "the twenty-to-one voting ratio between the two classes of [y]our Ordinary Shares" However, we also note, within the same risk factor, and elsewhere in the draft registration statement, that "[e]ach Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes." Please revise for consistency.

<u>Capitalization, page 66</u>

10.   Please revise your capitalization table to include bank borrowings. Refer to Item 3.B of Form 20-F.

<u>Dilution, page 67</u>

11.   We note your disclosure that the historical net tangible book value per Class A Ordinary Share was $0.06 at March 31, 2025. This appears to be inconsistent with the disclosure that the historical net tangible book value represents total tangible assets less intangible asset, divided by the number of Ordinary Shares outstanding before the IPO. This appears to represent the historical net tangible book value for both the Class A and Class B Ordinary Shares and not just the Class A Ordinary Shares. Please clarify or revise.

<u>Suppliers, page 88</u>

12.   Please revise to include all material terms of the Form of Franchise Agreement, including a description of the monthly royalty fees, the fee due by the franchisee in the case of a serious breach, as well as the material terms of the agreement that are in the sole discretion or control of the franchisor.

Competition, page 89

13.   We note your statement that you believe you are "of edge competitiveness" as the Chief Executive Officer and Chief Financial Officer of Monkey Tree HK also serve as the Chief Executive Officer and Chief Financial Officer of your Company. Please revise to explain further how your Company has an advantage over other Monkey Tree HK franchisees that are still operating under the direction of Monkey Tree HK, your Chief Executive Officer and Chief Financial Officer. Please also state how many other Monkey Tree HK licensees and/or franchisees there are outside of your company/business. Additionally, please include a cross-reference to your conflict of interest risk factor on page 33.

Business
Licenses and Regulatory Approvals, page 90

14.   We note your disclosure that "[w]e have obtained all the necessary licenses, permits, and approvals that are *material* to our business during the years ended March 31, 2024 and 2025, and up to the date of this prospectus" (emphasis added). The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Related-Party Transactions, page 103

15.   Please revise your disclosure to more specifically identify the existing relationship with the Company, including naming the "common parent company" for each entity, including Monkey Tree HK, Panda Garden Language Learning Ltd., and Canadian Bookstore Ltd., as well as further clarify the relationship between you and each entity listed here. In this regard, we note your statement on page 1 that "Monkey Tree HK is not part of [y]our Company."

16.   Please revise to define "Trade payables." Additionally, for the "Bank borrowings guaranteed by a director," please revise to state the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Refer to Item 7.B.2 of Form 20-F.

Principal Shareholders, page 105

17.   We note footnote 3 regarding the ownership interest of Timberworks Limited. Please revise to include Timberworks Limited in the Principal Shareholders table. Refer to Item 7.A of Form 20-F.

Consolidated Statements of Cash Flows, page F-6

18.   We note from your disclosure on page F-20 that the cash flow activity related to the "Amount due from related party" and "Amount due to director" line items are non-trade in nature and unsecured, non-interest bearing and repayable on demand, and appear to be loans made/received. Please tell us your consideration of presenting these cash flows as investing activities pursuant to ASC 230-10-45-12a and 13a.

August 5, 2025
Page 5

Note 2 - Summary of Significant Accounting Policies, page F-8

19. We note from your disclosure on page 88 that each of your subsidiaries have entered into franchise agreements with Monkey Tree HK, which includes an upfront franchise fee, a license fee and a purchase requirement for proprietary products and educational materials. Please provide us with a detailed discussion of how you accounted for these franchise agreements and cite the specific authoritative literature you utilized to support your accounting treatment.

General

20. We note your disclosure, stating that you "also offer Mandarin learning courses." Your disclosure throughout the draft registration statement, however, appears to primarily focus on details as to the English learning courses you offer. Please revise throughout the draft registration statement to include relevant details as to your Mandarin learning courses, or if such courses are aspirational at this time, please revise to clearly state as much.

21. Please revise to disclose the percentage of outstanding shares of Class B Ordinary Shares that the Controlling Shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval, and disclose that the disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest. Please make the appropriate revisions throughout the draft registration statement where your dual class capital structure is discussed.

Please contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam